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                                                               EXHIBIT (a)(5)(B)

[WOLOHAN LUMBER CO. LOGO]

                                                                November 9, 2000

To Our Shareholders:

     We invite you to tender your shares of our common stock for purchase by Wolohan. We are offering to purchase up to 1,500,000 shares at a price not greater than $12.00 nor less than $10.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

     We will select the lowest purchase price that will allow us to buy 1,500,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. All shares acquired in the offer will be acquired at the same purchase price.

     Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 12:00 Midnight, Eastern time, on Friday, December 15, 2000, unless we extend it.

     We are making the offer to buy back our shares because over the past several years, we have divested certain operating assets that no longer fit with the company's current strategic focus to concentrate on professional builders and large project-oriented customers. Consistent with this focus, we have also eliminated or reduced certain products previously sold to the do-it-yourself home improvement market. The redeployment of these assets has resulted in an accumulation of cash on the company's balance sheet. We have determined that this cash is significantly more than will be necessary to fund our working capital, physical plant, and other needs related to current operations in the foreseeable future. Moreover, we have analyzed a variety of other alternatives for utilizing this cash, including potential opportunities for acquisitions. Our management does not view any of these alternatives to be in the best interest of enhancing shareholder value at this time and we are therefore seeking to utilize the cash to deliver value directly to our shareholders.

     Our Board has approved the offer. However, neither we nor our Board of Directors nor the Dealer Manager of the offer makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price at which shareholders should tender their shares, and none of them have authorized any person to make any recommendation. Shareholders are urged to evaluate carefully all information in the Offer to Purchase, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender them. We have been advised that none of our directors or executive officers intends to tender any of their shares pursuant to the offer except for one officer.

     We have included a summary of the terms of the offer in the Offer to Purchase. Please read the Offer to Purchase and Letter of Transmittal for more information about the offer.

     If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

     If you have any questions regarding the offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or (Toll-Free) (800) 322-2885, or U.S. Bancorp Piper Jaffray Inc., the Dealer Manager for the offer, at (800) 333-6000, Ext. 36352.

                                          Sincerely,

                                          [JAMES L. WOLOHAN SIG]

                                          James L. Wolohan
                                          Wolohan Lumber Co.
                                          President and Chief Executive Officer

1740 MIDLAND RD.      P.O. BOX 3235      SAGINAW, MICH. 48605     (517) 793-4532